

MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31,2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas, Ninth Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Goetz (212) 478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

Oath or Affirmation

I, Stephen Rossi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: ______________________
Stephen Rossi
Authorized Signatory

Subscribed and sworn to before me this 26th day of February, 2014

By: ______________________
Notary Public

JAKE A. [illegible]
Notary Public, State of New York
No. 01L[illegible]
Qualified in New York County
Commission Expires Sept. 10, 2015


EY
Building a better
working world

D. E. Shaw Securities, L.L.C.

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2013

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ■ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)
- ■ (p) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	10
Statement Regarding Rule 15c3-3	11
Supplementary Report	
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)	12


Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

We have audited the accompanying financial statements of D. E. Shaw Securities, L.L.C. (the Company), a Delaware limited liability company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U. S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. E. Shaw Securities, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2014

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2013

	(in thousands)
Assets	
Receivable from clearing broker	$ 609
Other assets	15
Total Assets	**$ 624**
Liabilities and Member's Capital	
Payable to affiliate	$ 28
Commitments	
Member's Capital	**596**
Total Liabilities and Member's Capital	**$ 624**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Operations

Year Ended December 31, 2013

	(in thousands)
Revenues	
Class action claims	$ 3
Interest	1
Total Revenues	**4**
Expenses	
Operating and other expenses	(330)
Total Expenses	**(330)**
Net Loss	**$ (326)**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Changes in Member's Capital

Year Ended December 31, 2013

	(in thousands)
Member's Capital: January Opening Balance	**$ 604**
Capital contributions	318
Net loss	(326)
Member's Capital: December 31, 2013	**$ 596**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2013

	(in thousands)
Cash Flows from Operating Activities:	
Net loss	$ (326)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in operating assets and liabilities:	
Decrease in operating asset:	
Receivable from clearing broker	76
(Decrease) in operating liability:	
Payable to affiliate	(68)
Net Cash Used for Operating Activities	**$ (318)**
Cash Flows from Financing Activities:	
Capital contributions	$ 318
Net Cash Provided by Financing Activities	**$ 318**

The accompanying notes are an integral part of this statement.

Notes to Financial Statements

Year Ended December 31, 2013

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Manager") is the manager and sole member of the Company.

The Company is a securities broker-dealer registered with the United States Securities and Exchange Commission that is currently involved in certain private placement activities for companies in the D. E. Shaw group.

It should be noted that nothing in these financial statements or notes thereto shall create or imply any limit on the discretion of the Manager.

2. Significant Accounting Policies

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. It is expected that such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Substantially all of the Company's assets and liabilities are carried at fair value or recorded at contracted amounts that approximate fair value.

The Company may participate in class action claims related to principal transactions in financial instruments that it traded in prior years, and in connection with such participation may receive a share of the applicable court award or settlement proceeds.

In the normal course of business, the Company has entered into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnifications is unknown. However, no liabilities have arisen under these indemnities in the past, and while there can be no assurances in this regard, there is no expectation that any will occur in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

U.S. federal and state income taxes have not been provided because the Manager reports the Company's taxable income or loss on its tax return.

3. Receivable From Clearing Brokers

The Company may enter into transactions in financial instruments with one clearing broker (the "Clearing Broker") pursuant to a clearance agreement that subjects the Company to credit risk. All of the Company's cash is deposited with the Clearing Broker (a) for safekeeping purposes and (b) as a buffer (which may or may not be of adequate size at any given point in time to serve its intended purposes) available to meet any increase in regulatory capital requirements, and to fund expenses, operating costs, and any other operating needs of the Company.

4. Related Party Transactions

The Manager, directly and through certain affiliates, provides substantially all personnel, administrative functions, and overhead, and certain other services to the Company. In consideration for providing these services and in accordance with the applicable operating documents, the Manager is reimbursed, by the Company, for the effect of its bearing certain costs and expenses as well as for certain other of its and its members' costs resulting directly or indirectly from its management activities. The Company was charged $330,000 by the Manager during the year for such costs and expenses. This amount was primarily related to (a) securities licenses and registrations for the Company's registered representatives and (b) professional and consulting fees. Payable to affiliate represents amounts due with respect to such activities. Any such payables are due on demand. To the extent applicable, interest is charged on these types of intercompany balances at rates both selected by, and believed to be commercially reasonable by, the Manager. No interest was charged on any such related party transactions during the year as a result of such amounts generally being settled on demand.

The Company received no compensation during the year for its role in private placement services it provided to other companies in the D. E. Shaw group.

5. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to Rule 15c3-1 of the United States Securities and Exchange Commission, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2013, the Company had net capital of

5. Regulatory Considerations and Net Capital Requirement (Continued)

approximately $581,000, which exceeded the minimum requirement by approximately $331,000.

Proprietary balances, if any, held at a Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and such Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

In April 2013, the Company entered into an agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA") relating to inadvertent deficiencies in the Company's trade reporting identified in an examination FINRA conducted in early 2010. Under the agreement, the Company accepted a censure and paid a fine, but was not subject to any further disciplinary proceedings. The fine amounted to $15,000 and is reflected in operating and other expenses on the statement of operations.

6. Subsequent Events

The Company has evaluated events subsequent to year-end through February 26, 2014, the date the financial statements were available to be issued, and there is nothing material to disclose.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2013

	(in thousands)
Member's Capital	**$ 596**
Nonallowable assets	(15)
Net Capital	**581**
Minimum net capital requirement	(250)
Excess Net Capital	**$ 331**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Statement Regarding Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.




Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Manager of
D. E. Shaw Securities, L.L.C.:

In planning and performing our audit of the financial statements of D. E. Shaw Securities, L.L.C. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct

misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2014